October 15, 2024

Peter Pfreundschuh
Chief Financial Officer
Y-mAbs Therapeutics, Inc.
230 Park Avenue
Suite 3350
New York, NY 10169

       Re: Y-mAbs Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38650
Dear Peter Pfreundschuh:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences